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Agnico Eagle agrees to option/JV agreement for the

Las Bolas/Los Hilos Property

Vancouver, Canada, December 7, 2010 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release

Golden Goliath is pleased to announce that it has signed a letter of Intent and reached mutually acceptable terms for an option and joint venture agreement with a Mexican subsidiary of Agnico-Eagle Mines Ltd. (“Agnico”) (NYSE: AEM) (TSX: AEM), for the exploration and development of the Company’s Las Bolas and Los Hilos properties. The final agreement is expected to be signed in the next month.

Under the terms of the option agreement, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of 5 years.

The Las Bolas and Los Hilos properties are located within the Company’s extensive Uruachic mining camp and have been the focus of exploration for the past two years, including the current drill program which is due to be completed shortly. Las Bolas/Los Hilos has four known mineralized trends. Three of these host 12 known vein systems and numerous old workings, including the extensive Las Bolas Mine, with high grade silver and gold values. The western area of the property was described in the 43-101 report that the Company filed in December, 2009. The fourth trend, which hosts the Los Hilos workings has both bulk tonnage gold and silver potential as well as high grade vein mineralization which the Company believes is related to a porphyry system at depth. The southern end of the 1.5 kilometre long Los Hilos trend lies just a few kilometres from Fresnillo PLC’s new gold and silver discovery, Orisyvo. The Company’s efforts and the encouraging results derived from these efforts have brought the Las Bola/Los Hilos properties to this point where we now have a significant partner with the resources to advance the project to the next level of development.

“We are extremely pleased with this agreement as it allows for the exploration and development of Las Bolas and Los Hilos by a very experienced and respected producer,” said Paul Sorbara, President of Golden Goliath. “This is a major milestone for Golden Goliath and its shareholders. We are very pleased to be working alongside Agnico during the exploration and development stage of the Las Bolas/ Los Hilos properties. This also allows our Company to continue our focus and exploration efforts on other prospective areas within the Uruachic mining camp.”

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.